 Exhibit 99.2
IFRS USD Press Release

High quality growth of 1.5% year-on-year (constant currency) with expanded operating margin at 22.7%

Bengaluru, India – July 15, 2020

“Our Q1 results, especially growth, are a clear testimony to the relevance of our service offerings and deep understanding of clients’ business priorities which is resonating with them in these times. It also demonstrates the remarkable dedication of our employees and leadership during this period”, said Salil Parekh, CEO and MD. “Our confidence and visibility for the rest of the year is improving driven by our Q1 performance and large deal wins.”

•	Revenues declined year-on-year by 0.3% in USD; grew by 1.5% in constant currency
•	Digital revenues at $1,389 million (44.5% of total revenues), year-on-year growth of 25.5% in constant currency
•	Operating margin at 22.7%, increase of 220 basis points year-on-year
•	Free Cash Flow at $728 million; year-on-year growth of 50.1%
•	Voluntary attrition for IT services declined to 11.7% from 20.2% in Q1 20
•	FY 21 Revenue growth guidance in the range of 0%-2% in constant currency
•	Operating margin for FY 21 to be in the range of 21%-23%

1.	Financial Highlights – Consolidated results under International Financial Reporting Standards (IFRS)

For the quarter ended June 30, 2020

Revenues were $3,121 million, decline of 0.3% YoY and 2.4% QoQ

Operating profit was $708 million, growth of 10.1% YoY and 4.9% QoQ. Operating margin was 22.7%

Basic EPS was $0.13, growth of 3.8% YoY and decline of 5.4% QoQ

“During the last few months, we took multiple steps aimed at employee safety and well-being while providing seamless services to our clients. Clients have recognized us for the speed, security and effectiveness of our remote enablement efforts”, said Pravin Rao, COO. “The strength and diversity of our portfolio was evident in good revenue performance, sizeable large deal wins, high focus on operating metrics and significant decline in attrition.”

“Operating margin expanded to 22.7% driven by preemptive deployment of our strategic cost levers along with tactical opportunities triggered by the COVID situation”, said Nilanjan Roy, CFO. “Collections were robust and capex was focused, which led to 50% year on year increase in Free Cash Flows. Our liquid and debt free Balance Sheet is a huge source of strength in these times.”

2.	Board changes

The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Bobby Parikh as an additional and Independent Director of the Company effective July 15, 2020 for a period of 3 years, subject to the approval of the shareholders.

3.	Client wins & Testimonials

•	Infosys partnered with the State of Rhode Island in launching a privacy-first contact tracing solution to help Rhode Islanders and state officials slow the spread of coronavirus throughout the state. The application, called “CRUSH COVID RI,” will utilize Infosys’ Location Based Services platform to create individualized location diaries, while protecting user privacy.
•	Infosys was selected by GlobalFoundries (GF), the world’s leading specialty foundry, as its partner for the company’s Digital Transformation program. Through this partnership, Infosys will provide expertise and analytical solutions to optimize the overall efficiency and agility of GF’s manufacturing and business operations.
•	FE CREDIT, a subsidiary of VP Bank, the market leader in consumer lending in Vietnam, upgraded its Finacle Digital Banking solution suite to the latest version and migrated it from an on-premise deployment to a Software-as-a-Service (SaaS) model. Finacle’s cloud-native, microservices-based digital banking solution suite will run on the AWS cloud.
•	A large CPG company selected Infosys as the strategic transformation partner for IT services. With this engagement Infosys will provide end-to-end support for enabling integrated operations across Applications, Infrastructure and Cybersecurity.

4.	Recognitions

•	Positioned as a leader in IDC MarketScape: EMEA Digital Transformation Service Providers for Oil and Gas Industry 2020 Vendor Assessment
•	Ranked as a leader in IDC MarketScape: Worldwide Blockchain Services 2020 Vendor Assessment
•	Ranked as a leader in IDC MarketScape: Worldwide Business Analytics Consulting and Systems Integration Services 2020 Vendor Assessment
•	Ranked as a leader in IDC MarketScape: Worldwide Cloud Business Analytics Services 2020 Vendor Assessment
•	Positioned as a leader in Everest Group's Open Banking IT Services PEAK Matrix Assessment 2020
•	Positioned as a leader in Everest Group’s Risk & Compliance PEAK Matrix Assessment 2020
•	Ranked number one in HFS Top 10: Agile Software Development, 2020
•	Recognized as a leader in HFS Top 10: Enterprise Blockchain Services 2020
•	Recognized as a leader in NelsonHall Mortgage & Loan Services NEAT 2020
•	EdgeVerve Systems was positioned as a Leader in Process Discovery and Mining in NelsonHall NEAT 2020
•	Won the award for 2020 Microsoft Datacenter Migration Partner of the Year
•	Won the “2020 BEST Awards” by The Association for Talent Development (ATD), USA
•	Won the Pega Partner Award for Excellence in Growth and Delivery.
•	Awarded the 2020 IBM Beacon Award for our Cognitive Digital Commerce platform
•	Celent recognized Emirates NBD’s millennial focused digital-only bank Liv as ‘The Best Digital Bank’ for driving a compelling digital-only proposition leveraging Finacle Core Banking solution
•	Infosys’ Investor Relations (IR) function was recognized as the top IR functions amongst Indian companies in an annual survey conducted by FinanceAsia
•	Adjudged as the company most committed to social causes and amongst top three in environmental stewardship in India by FinanceAsia

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Mehak Chawla +91 80 4156 3998 Mehak.Chawla@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Extracted from the condensed consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	June 30, 2020	March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	2,515	2,465
Earmarked bank balance for dividend (3)	536	–
Current investments	371	615
Trade receivables	2,487	2,443
Unbilled revenue	949	941
Other Current assets (4)	865	748
Total current assets	7,723	7,212
Non-current assets
Property, plant and equipment and Right-of-use assets	2,354	2,361
Goodwill and other Intangible assets	956	950
Non-current investments	853	547
Other non-current assets	1,151	1,190
Total non-current assets	5,314	5,048
Total assets	13,037	12,260
LIABILITIES AND EQUITY
Current liabilities
Trade payables	366	377
Unearned revenue	410	395
Employee benefit obligations	253	242
Other current liabilities and provisions	2,400	1,743
Total current liabilities	3,429	2,757
Non-current liabilities
Lease liabilities	512	530
Other non-current liabilities	288	272
Total non-current liabilities	800	802
Total liabilities	4,229	3,559
Total equity attributable to equity holders of the company	8,747	8,646
Non-controlling interests	61	55
Total equity	8,808	8,701
Total liabilities and equity	13,037	12,260

Extracted from the condensed consolidated statement of comprehensive income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended June 30, 2020	3 months ended June 30, 2019
Revenues	3,121	3,131
Cost of sales	2,071	2,122
Gross profit	1,050	1,009
Operating expenses:
Selling and marketing expenses	151	169
Administrative expenses	191	198
Total operating expenses	342	367
Operating profit	708	642
Other income, net(5)	57	100
Profit before income taxes	765	742
Income tax expense	201	196
Net profit (before minority interest)	564	546
Net profit (after minority interest)	558	546
Basic EPS ($)	0.13	0.13
Diluted EPS ($)	0.13	0.13

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter ended June 30, 2020 which have been taken on record at the Board meeting held on July 15, 2020.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com
3.	Represents bank balance earmarked for final dividend. Payment date for dividend was July 3, 2020.
4.	Other receivables include $80 million towards redemption of mutual funds.
5.	Other Income includes Finance Cost.